

03025885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
181
SECTION

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the year ended December 31, 2002

Commission File Number 0-13814

The Cortland Savings and Banking 401(k) Plan
(Full title of the plan)

Cortland Bancorp
(Name of issuer of the securities held pursuant to the plan)

194 West Main Street
Cortland, Ohio 44410
(address of principal executive office)



PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

REQUIRED INFORMATION

Financial Statements Provided



PACKER THOMAS
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
CORTLAND BANCORP

We have audited the accompanying statements of net assets available for benefits of the Cortland Savings and Banking 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cortland Savings and Banking 401(k) Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at end of year, and (2) reportable transactions, together referred to as "supplemental information" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Packer Thomas

Youngstown, Ohio
June 12, 2003

Packer Thomas

1000 Bank One Building • Youngstown, Ohio 44503-1513
330-744-4277 • 1-800-943-4278 • FAX: 330-744-1734
www.packerthomas.com • packerthomas@packerthomas.com

The Cortland Savings and Banking 401(k) Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
ASSETS		
Cash and cash equivalents	**$ -**	$ 20,198
Investments at fair value		
Cortland ER Stock Fund	**$ 2,435,841**	$ 2,067,615
Mutual funds	**3,387,476**	3,467,734
Personal brokerage accounts	**1,285,048**	1,037,553
Loans to participants	**231,726**	223,692
Total investments	**7,340,091**	6,796,594
TOTAL ASSETS	**$ 7,340,091**	$ 6,816,792
NET ASSETS AVAILABLE FOR BENEFITS	**$ 7,340,091**	$ 6,816,792

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,	
	2002	2001
ADDITIONS		
Contributions		
Employee	**$ 365,064**	$ 346,641
Employer	**218,980**	205,354
	584,044	551,995
Investment income		
Net appreciation (depreciation) in the aggregate current value of investments	**75,355**	(235,322)
Interest and dividend income	**151,474**	448,223
	226,829	212,901
Other income	**865**	-
Total additions	**811,738**	764,896
DEDUCTIONS		
Distributions to participants	**279,787**	152,111
Administrative expense	**8,652**	4,435
Total deductions	**288,439**	156,546
NET ADDITIONS	**523,299**	608,350
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	**6,816,792**	6,208,442
END OF YEAR	**$ 7,340,091**	$ 6,816,792

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ACCOUNTING POLICIES

Valuation of Investments
Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol "CLDB") held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the NASDAQ OTC Bulletin Board. Shares of mutual funds are valued at quoted market prices. Cash and cash equivalents and loans to participants are valued at cost, which approximates market value.

Net Change in Aggregate Current Value of Investments
In accordance with the policy of stating investments at fair value, the change in the aggregate current value of investments for the year is reflected in the statement of changes in net assets available for benefits.

Payments of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Administrative Costs
The Company pays a portion of the administrative fees in addition to trustee fees.

Reclassification
Certain amounts in 2001 have been reclassified to conform with the current year presentation.

NOTE 2 - DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking 401(k) Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp and its subsidiary (collectively, "the Company"). Employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2 - DESCRIPTION OF PLAN (continued)

Contributions
Participants may make salary deferral contributions at their discretion of up to 15% of annual compensation for 2002 and 2001. However, the participant's contributions may not exceed the dollar limit set by law, which for 2002 and 2001 were $11,000 and $10,500, respectively. The Company matches each participant's contributions up to a maximum of 5% of the participant's annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors. After 2001, the IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contribution for 2002 was $1,000.

Participant-Directed Accounts
The participant's elective deferrals, Company contributions and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the current value of the participant's account, subject to vesting provisions as explained under Vesting.

Separate Investment Options
Each participant may direct that contributions and earnings be invested in one or more investment options in the Plan. The options are summarized as follows:

Cortland ER Stock Fund
These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitizing assets changes their accounting characteristics to match mutual funds. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the market value of the fund.

Mutual Funds
These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts
These funds are invested in self-directed brokerage accounts. Charles Schwab and AETNA Financial Services administer these accounts. All investments are directed by the participant.

Vesting
Participants are immediately vested in their salary deferral contribution, the Company's matching contribution, and any earnings or losses thereon.

Payment of Benefits
Upon termination of service with the Company, a participant may elect to receive a lump-sum amount equal to the value of his or her account, periodic payments for a specific number of years or a transfer of the participant's balance to another qualified plan.

Loan Provisions
The Plan provides that participants can borrow funds against their account balances limited to the lesser of 50% of their vested account balance or $50,000.

NOTE 3 - INVESTMENTS

The following table presents the fair values of investments. Investments representing five percent or more of the Plan's net assets are separately identified.

	December 31,	
	2002	2001
Cortland ER Stock Fund--excess of 5% in 2002 and 2001	**$ 2,435,841**	$ 2,067,615
Mutual Funds--excess of 5% in 2002 and 2001	**3,387,476**	3,467,734
Personal brokerage accounts--excess of 5% in 2002 and 2001	**1,285,048**	1,037,553
Participant loans	**231,726**	223,692
TOTAL INVESTMENTS AT FAIR VALUE	**$ 7,340,091**	$ 6,796,594

The Plan's investments, including investments bought and sold as well as held during the periods, appreciated (depreciated) as follows:

	For the year ended December 31,	
	2002	2001
CSB Fund	**$ -**	$ 6,082
Cortland ER Stock Fund	**533,281**	493,727
Mutual Funds	**(654,703)**	(923,706)
Personal brokerage accounts	**196,777**	188,575
NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS	**$ 75,355**	$ (235,322)

NOTE 4 - TAX STATUS

The Plan obtained its latest determination letter on June 10, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Effective April 1, 2001, ING National Trust Company became Trustee for the Plan and AETNA Financial Services became the administrator of the Plan.

The Cortland ER Stock Fund is a unitized fund that is comprised solely of Cortland Bancorp common stock.

There were no other related party transactions during 2002. However, during 2001 the following related party transactions occurred:

Item	# of Units/ Shares	Purchases	Sales
For the year ended			
December 31, 2001:			
Cortland Savings and Banking Company			
Certificates of Deposit:			
5.87%, due 9/29/01	109,050		109,050
5.15%, due 11/5/01	254,046		254,046
5.87%, due 5/23/02	164,549		164,549
6.10%, due 8/23/02	107,893		107,893
6.50%, due 11/11/02	107,461		107,461
Cortland Savings and Banking Company			
Money Market Trust	9,570	9,750	
	58,365		58,365

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Deposits in the Cortland Savings and Banking Company, including certificates of deposit and money market accounts, totaled $-0- and $20,198 at December 31, 2002 and 2001, respectively. The market value of Cortland Bancorp common stock held indirectly by the Plan through the Cortland ER Stock Fund totaled $2,435,841 and $2,067,615 December 31, 2002 and 2001, respectively. The common stock is thinly traded. Thus, the market value at the time of sale may be affected by the number of shares sold and/or other market conditions.

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-0165477
Plan Number: 002
December 31, 2002

(a)	(b) Indentify of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CORTLAND ER STOCK FUND					
*	Cortland ER Stock Fund	Unitized Fund	154,674	Units	N/A	$ 2,435,841
	TOTAL CORTLAND ER STOCK FUND					2,435,841
	MUTUAL FUNDS					
	ING Fixed Account	Mutual Fund	1,655,509	Units	N/A	1,655,509
	ING Bond Fund A	Mutual Fund	4,095	Units	N/A	43,985
	ING Government Fund A	Mutual Fund	25,349	Units	N/A	271,736
	ING Strategic Allocation Balance Fund A	Mutual Fund	279	Units	N/A	2,516
	ING Strategic Allocation Group Fund A	Mutual Fund	191	Units	N/A	1,625
	ING Strategic Allocation Income Fund A	Mutual Fund	135	Units	N/A	1,214
	ING Growth and Income Fund A	Mutual Fund	170	Units	N/A	1,268
	ING Index Plus LargeCap Fund A	Mutual Fund	11,857	Units	N/A	133,867
	Pioneer Equity Income Fund A	Mutual Fund	3,597	Units	N/A	75,283
	AIM Weingarten Fund	Mutual Fund	4,579	Units	N/A	42,311
	INVESCO Growth Fund	Mutual Fund	86,148	Units	N/A	131,806
	Janus Advisor Capital Apprec. Fund	Mutual Fund	15,002	Units	N/A	268,837
	Massachusetts Investors Growth Stk.	Mutual Fund	13,897	Units	N/A	128,270
	AIM Constellation Fund	Mutual Fund	59	Units	N/A	974
	Fidelity Advisor Mid Cap Fund	Mutual Fund	3,136	Units	N/A	48,887
	ING Small Company Fund A	Mutual Fund	2,152	Units	N/A	23,303
	ING Technology Fund A	Mutual Fund	45,692	Units	N/A	119,256
	INVESCO Dynamics Fund	Mutual Fund	20,293	Units	N/A	216,320
	INVESCO Health Sciences Fund (Inv)	Mutual Fund	582	Units	N/A	22,025
	ING International Growth Fund A	Mutual Fund	19,636	Units	N/A	106,622
	Janus Advisor Series Worldwide Fund I	Mutual Fund	3,110	Units	N/A	67,197
	ING Aeltus Money Market Fund A	Mutual Fund	24,665	Units	N/A	24,665
	TOTAL MUTUAL FUNDS					3,387,476
	PERSONAL BROKERAGE ACCOUNT					
	Charles Schwab Personal Brokerage Account	Brokerage Account	N/A		N/A	1,282,514
	ING Ultimate Account	Self-Directed Account	N/A		N/A	2,534
	TOTAL PERSONAL BROKERAGE ACCOUNT					1,285,048
	LOANS TO PARTICIPANTS					
	Participant Loans	5.75% to 10.50%			-	231,726
	TOTAL LOANS TO PARTICIPANTS					231,726
	TOTAL INVESTMENTS					$ 7,340,091

* Denotes Party-In Interest

The Cortland Savings and Banking 401(k) Plan

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

EIN: 34-0165477

Plan Number: 002

Year ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or Loss

There were no category (i), (ii), (iii) or (iv) reportable transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and
Banking 401(k) Plan



June 12, 2003
Date

Lawrence A. Fantauzzi
Pension Committee for Cortland
Savings and Banking Company,
Subsidiary of Cortland Bancorp

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to The Cortland Savings and Banking 401(k) Plan (the "Plan") of Cortland Bancorp of our report dated June 12, 2003, with respect to the financial statements and schedules of the Plan included in this Annual Report on Form 11-K for the year ended December 31, 2002.



Youngstown, Ohio
June 26, 2003

Packer Thomas